Exhibit 99.1

Disclosure about Oil and Gas Producing Activities - Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” (unaudited)

The following unaudited supplemental information on oil and gas exploration and production activities for 2020 and 2019 have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas”:

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2020, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities(1) (unaudited)

	Year Ended December 31, 2020
($ millions)	Canada	China	Indonesia(2)	Total
Revenues, net of Royalties	1,867	1,110	156	3,133
Production and Operating Expenses	1,247	78	26	1,351
Depreciation, Depletion, Amortization & Impairment	7,032	349	48	7,429
Exploration & Evaluation Expenses	663	16	3	682

Earnings (Loss) Before Taxes	(7,075)	667	79	(6,329)
Income Taxes Expense (Recovery)	(1,708)	167	32	(1,509)

Results of Operations	(5,367)	500	47	(4,820)

	Year Ended December 31, 2019
($ millions)	Canada	China	Indonesia(2)	Total
Revenues, net of Royalties	3,476	998	172	4,646
Production and Operating Expenses	1,548	72	24	1,644
Depreciation, Depletion, Amortization & Impairment	3,987	325	46	4,358
Exploration & Evaluation Expenses	504	43	5	552

Earnings (Loss) Before Taxes	(2,563)	558	97	(1,908)
Income Taxes Expense (Recovery)	(619)	139	39	(441)

Results of Operations	(1,944)	419	58	(1,467)

1.	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.
2.	Revenue and expenses related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

($ millions)	Canada	China	Indonesia(1)	Total
2020
Property Acquisition
Unproved	1	—	—	1
Proved	—	—	—	—
Exploration	4	3	—	7
Development	930	161	3	1,094

Total Costs Incurred	935	164	3	1,102

2019
Property Acquisition
Unproved	—	—	—	—
Proved	6	—	—	6
Exploration	84	9	—	93
Development	2,421	342	1	2,764

Total Costs Incurred	2,511	351	1	2,736

1.	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells and (ii) facilities to extract, treat, gather and store oil and gas.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

($ millions)	Canada	China	Indonesia(1)	Total
2020
Proved Properties(2)	42,033	5,213	832	48,078
Unproved Properties	—	46	9	55

	42,033	5,259	841	48,133
Accumulated DD&A, including impairments	(36,264)	(2,475)	(145)	(38,884)

Net Capitalized Costs	5,769	2,784	696	9,249

2019
Proved Properties(2)	42,313	5,115	843	48,271
Unproved Properties	599	44	9	652

	42,912	5,159	852	48,923
Accumulated DD&A, including impairments	(29,503)	(2,174)	(101)	(31,778)

Net Capitalized Costs	13,409	2,985	751	17,145

(1)	Capital expenditures related to the Husky-CNOOC Madura Ltd. joint venture are accounted for under the equity method for consolidated financial statement purposes.
(2)	Capitalized costs related to proved properties include ARO costs. The gross ARO for the years presented were as follows:

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, NGL and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore East Coast of Canada. Husky’s international proved reserves are located in China and Indonesia.

	Canada				China
	Crude Oil	Bitumen	NGL	Conventional Natural Gas	Crude Oil	Bitumen	NGL	Conventional Natural Gas
Reserves	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2017	167	717	32	1,063	—	—	13	378

Revisions	(18)	(360)	(3)	(322)	—	—	2	41
Purchases	—	2	—	8	—	—	—	—
Sales	(1)	—	—	(2)	—	—	—	—
Improved Recovery	8	62	—	—	—	—	—	—
Discoveries and Extensions	5	11	6	206	—	—	6	150
Production	(22)	(42)	(4)	(97)	—	—	(3)	(63)

End of Year 2018	139	390	31	856	—	—	18	506

Revisions	5	434	1	(225)	—	—	—	—
Purchases	—	—	—	1	—	—	—	—
Sales	—	—	—	—	—	—	—	—
Improved Recovery	2	94	—	2	—	—	—	—
Discoveries and Extensions	6	—	18	134	—	—	1	27
Production	(18)	(45)	(4)	(103)	—	—	(3)	(59)

End of Year 2019	134	873	46	665	—	—	16	474

Revisions	(86)	(464)	(23)	(130)	—	—	4	68
Purchases	—	—	—	—	—	—	—	—
Sales	—	—	—	(9)	—	—	—	—
Improved Recovery	—	2	—	4	—	—	—	—
Discoveries and Extensions	3	—	1	80	—	—	—	—
Production	(16)	(42)	(4)	(93)	—	—	(3)	(69)

End of Year 2020	35	369	20	517	—	—	17	473

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2017	110	154	28	735	—	—	13	378
End of Year 2018	74	90	27	541	—	—	12	356
End of Year 2019	72	153	30	566	—	—	10	317

End of Year 2020	34	111	17	444	—	—	17	473

Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2017	57	563	4	328	—	—	—	—
End of Year 2018	65	300	4	315	—	—	6	150
End of Year 2019	62	720	16	99	—	—	6	157
End of Year 2020	1	258	3	73	—	—	—	—

	Indonesia(5)				Total(6)
	Crude Oil	Bitumen	NGL	Conventional Natural Gas	Crude Oil	Bitumen	NGL	Conventional Natural Gas	Total Company
Reserves	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmboe)
Net Proved Reserves(1)(2)(3)(4)
End of Year 2017	—	—	5	185	167	717	50	1,626	1,205

Revisions	—	—	1	5	(18)	(360)	—	(276)	(425)
Purchases	—	—	—	—	—	2	—	8	4
Sales	—	—	—	—	(1)	—	—	(2)	(1)
Improved Recovery	—	—	—	—	8	62	—	—	70
Discoveries and Extensions	—	—	—	—	5	11	12	356	87
Production	—	—	(1)	(10)	(22)	(42)	(8)	(170)	(100)

End of Year 2018	—	—	5	180	139	390	54	1,542	840

Revisions	—	—	—	(1)	5	434	1	(226)	402
Purchases	—	—	—	—	—	—	—	1	—
Sales	—	—	—	—	—	—	—	—	—
Improved Recovery	—	—	—	—	2	94	—	2	96
Discoveries and Extensions	—	—	—	—	6	—	19	161	52
Production	—	—	(1)	(11)	(18)	(45)	(8)	(173)	(99)

End of Year 2019	—	—	4	168	134	873	66	1,307	1,291

Revisions	—	—	—	(23)	(86)	(464)	(19)	(85)	(584)
Purchases	—	—	—	—	—	—	—	—	—
Sales	—	—	—	—	—	—	—	(9)	(2)
Improved Recovery	—	—	—	—	—	2	—	4	3
Discoveries and Extensions	—	—	—	—	3	—	1	80	18
Production	—	—	(1)	(12)	(16)	(42)	(8)	(174)	(95)

End of Year 2020	—	—	3	133	35	369	40	1,123	631

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2017	—	—	5	117	110	154	47	1,230	516
End of Year 2018	—	—	5	110	74	90	44	1,007	376
End of Year 2019	—	—	4	102	72	153	44	985	434
End of Year 2020	—	—	3	89	34	111	37	1,006	350

Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2017	—	—	—	68	57	563	3	396	689
End of Year 2018	—	—	—	70	65	300	10	535	464
End of Year 2019	—	—	—	66	62	720	22	322	857
End of Year 2020	—	—	—	44	1	258	3	117	281

(1)

Net reserves are the Company’s lessor royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

(2)

Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

(3)

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

(4)

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(5)

Husky’s beneficial interest in Indonesia and the Madura Strait Block is held by way of a 40% interest in Husky - CNOOC Madura Limited (“HCML”), an entity that is party to a PSC with the Government of Indonesia. Husky has entered into a unanimous shareholder agreement dated April 8, 2008 with the other shareholders of HCML that provides for joint control of HCML. International Financial Reporting Standard 11, “Joint Arrangements” (“IFRS 11”), requires Husky to follow the equity method of accounting for its investment in the Madura Strait Block. IFRS 11 focuses on the legal form of the corporate structure in which Husky’s Madura assets are held. Husky holds its interest in the Madura Strait Block through HCML and accordingly is required to use the equity method to account for this interest. As a consequence, Husky has disclosed Indonesia as a separate entity in the above disclosure because the Madura Strait Block is accounted for by the equity method of accounting.

(6)

Changes resulted primarily from net negative revisions associated with significantly lower oil prices in North America, bitumen reserves in Sunrise Energy Project (they were uneconomic in 2018 and economic in 2017 and 2019) and three existing thermal projects which became uneconomic under SEC price forecasts as of December 31, 2020 and account for a majority of the revisions in 2020. Total discoveries and extensions are associated with Western Canada conventional natural gas including new locations and cold heavy oil production mainly from new drills.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” and is based on crude oil and conventional natural gas reserve and production volumes estimated by the Company’s reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and conventional natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2020 was based on the New York Mercantile Exchange 2020 average natural gas cash market price of U.S. $1.98/mmbtu (2019 average - U.S. $2.58/mmbtu; 2018 average - U.S. $3.10/mmbtu) and on crude oil prices computed with reference to the 2020 average WTI spot price of U.S. $39.77/bbl (2019 average - U.S. $55.73/bbl; 2018 average - U.S. $65.55/bbl). Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements.

Standardized Measure	Canada (1)			China (1)			Indonesia (1)			Total (1)
(unaudited) ($ millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Future Cash Inflows	10,960	47,434	25,377	6,144	6,995	6,465	1,609	2,023	1,592	18,713	56,452	33,434
Future Production Costs	8,387	20,722	11,938	1,245	1,055	729	840	964	782	10,472	22,741	13,449
Future Development Costs	6,142	15,291	10,922	151	550	557	64	83	71	6,357	15,924	11,550
Future Income Taxes	(934)	2,920	697	1,189	1,352	1,297	226	253	178	481	4,525	2,172

Future Net Cash Flows	(2,635)	8,501	1,820	3,559	4,038	3,882	479	723	561	1,403	13,262	6,263
Annual 10% Discount Factor	(1,901)	4,797	505	971	1,282	1,392	130	214	153	(800)	6,293	2,050

Standardized Measure of Discounted Future Net Cash Flows	(734)	3,704	1,315	2,588	2,756	2,490	349	509	408	2,203	6,969	4,213

(1)

The schedules above are calculated using the average of first day of the month prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2018, 2019 and 2020. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded. Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			China (1)			Indonesia (1)			Total (1)

($ millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018

Future discounted net cash flows at beginning of year	3,704	1,315	2,783	2,756	2,490	2,642	509	408	522	6,969	4,213	5,947
Sales and transfer, net of production costs	(608)	(1,835)	(1,488)	(1,029)	(922)	(1,025)	(131)	(148)	(146)	(1,768)	(2,905)	(2,659)
Net change in sales and transfer prices, net of production costs	(9,793)	1,251	(1,730)	(576)	550	(183)	(21)	288	(114)	(10,390)	2,089	(2,027)
Development cost incurred that reduced Future develop. costs	673	2,421	2,256	121	342	150	3	1	23	797	2,764	2,429
Changes in estimated future development costs	4,846	(2,883)	(1,398)	272	(286)	(474)	19	(5)	(6)	5,137	(3,174)	(1,878)
Extensions, discoveries and improved recovery, net of related costs	123	1,795	1,261	—	163	841	—	—	—	123	1,958	2,102
Revisions of quantity estimates	(711)	2,617	(648)	540	19	299	(83)	(6)	16	(254)	2,630	(333)
Accretion of discount	580	280	414	316	290	284	62	49	61	958	619	759
Sale of reserves in place	(12)	—	(5)	—	—	—	—	—	—	(12)	—	(5)
Purchase of reserves in place	—	—	30	—	—	—	—	—	—	—	—	30
Changes in timing of future net cash flows and other	(1,399)	(526)	(705)	90	194	(164)	(17)	(32)	14	(1,326)	(364)	(855)
Net change in income taxes	1,863	(731)	545	98	(84)	120	8	(46)	38	1,969	(861)	703

Net Increase (Decrease)	(4,438)	2,389	(1,468)	(168)	266	(152)	(160)	101	(114)	(4,766)	2,756	(1,734)

End of Year	(734)	3,704	1,315	2,588	2,756	2,490	349	509	408	2,203	6,969	4,213

(1)

The schedules above are calculated using the average of first day of the month prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2018, 2019, and 2020. Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.